16 June 2006

Manager Companies
Company Announcements Office
Australian Stock Exchange Ltd
Level 4, Stock Exchange Centre
20 Bridge St
Sydney NSW 2000

Dear Sir,

Rinker Notice of Meeting and Proxy form

Please find attached the Notice of Meeting and Proxy form for the Annual General Meeting of Rinker Group Limited (“Rinker”) to be held in Sydney on 18 July 2006.

The Notice of Meeting and Proxy form have been mailed today to all shareholders, along with the Rinker Concise Annual Report 2006, which has been mailed to all shareholders excluding those who have elected not to receive it.

A pre-print version of the Rinker Concise Annual Report 2006, along with the Rinker Full Financial Report 2006 was lodged with the Australian Stock Exchange on 23 May.

Copies of the Concise and Full Financial Reports, along with the Notice of Meeting and the Proxy form, are available from Rinker’s website www.rinker.com

Shareholders wishing to receive a paper copy of the Full Financial Report can do so by contacting Rinker. A copy will be mailed free of charge.

Yours faithfully,

/s/ Peter Abraham

Peter Abraham
General Counsel and Company Secretary

Rinker Group Limited   ABN 53003433118

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067   PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6600   Facsimile (02) 9412 6666

12 June 2006

Dear Shareholder,

RINKER’S ANNUAL GENERAL MEETING

It gives me pleasure to invite you to attend Rinker’s annual general meeting (AGM), to be held at:
the Westin Hotel, 1 Martin Place, Sydney, at 10.00 am on Tuesday 18 July 2006.

On the following page is a notice of meeting detailing the business to be dealt with at the AGM.

If you choose to attend the meeting, please bring the attached proxy form with you to facilitate registration into the AGM.

If you do not plan to attend the AGM, you are encouraged to appoint a person to attend and vote on your behalf as your proxy by completing and returning the enclosed proxy form in the envelope provided.

Instructions on how to appoint a proxy are detailed on the back of the proxy form. Note that you may appoint the chairman of the meeting as your proxy. Proxy forms must be received by
10.00 am Sydney time Sunday 16 July 2006 to be valid for the meeting. Your proxy may be returned by mail or you may fax it to +61 (2) 8235 8220.

The full AGM will be webcast live on the internet at www.rinker.com and will be archived on this site for later viewing. Also available on Rinker’s internet site are:

•	A link to register your e-mail address to receive shareholder information electronically.

•	Rinker’s Concise Annual Report and its Full Financial Report for the year ended 31 March 2006.

•	A link to standard shareholder forms, including a change of address advice, direct dividend advice, and a request to consolidate holdings.

•	Copies of news releases and financial presentations.

I look forward to seeing you at the AGM.

Yours sincerely

/s/ John Morschel

John Morschel
Chairman
Rinker Group Limited ABN 53 003 433 118
Level 8, Tower B, 799 Pacific Highway
Chatswood, NSW 2067, Australia
Telephone +61 (2) 9412 6600 Facsimile +61 (2) 9412 6611
E-mail investorrelations@rinker.com.au

The annual general meeting of

Rinker Group Limited

(ABN 53 003 433 118) (Rinker) will be held in:

The Ballroom

Westin Hotel

1 Martin Place

Sydney

10:00am

Tuesday, 18 July 2006

ORDINARY BUSINESS

1. TO RECEIVE AND CONSIDER the financial report and the reports of the directors and of the auditor for the financial year ended 31 March 2006.

2. TO ADOPT the Remuneration Report for the year ended 31 March 2006. Note—the vote on this resolution is advisory only and does not bind the directors or the company.

3. TO ELECT DIRECTORS

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

(a)    That Walter Revell, who will retire by rotation at the close of the meeting in accordance with clause 56 of the company’s constitution, be re-elected as a director of the company.’

(b)    That Jack Thompson, who will retire at the close of the meeting in accordance with clause 54 of the company’s constitution, be elected as a director of the company.’

Separate resolutions will be considered in respect of each of the above directors.

SPECIAL BUSINESS

4. TO INCREASE THE MAXIMUM AGGREGATE REMUNERATION OF NON-EXECUTIVE DIRECTORS

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

‘That, with effect from the financial year commencing 1 April 2006, the aggregate maximum sum available for remuneration of non-executive directors is increased by A$450,000 per year to A$1,700,000 per year’

VOTING ON ITEM 4—votes to be excluded:

Rinker will disregard any votes cast on Item 4 by a director of Rinker or by any associate of a director of Rinker.

However, Rinker need not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5. TO APPROVE A RETURN OF CAPITAL TO SHAREHOLDERS

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

‘That, for the purposes of section 256B and section 256C(1) of the Corporations Act 2001, approval is given for the Company to reduce its share capital by paying to each person who is a shareholder of the Company at 7.00pm Sydney time on 25 July 2006 (Record Date) the amount of A$0.50 per share held by that person on the Record Date.’

6. TO AMEND THE CONSTITUTION TO RENEW THE PROPORTIONAL TAKEOVER PROVISIONS FOR A FURTHER THREE YEARS

To consider and, if thought fit, to pass the following resolution as a special resolution:

‘That the constitution of Rinker Group Limited is amended by deleting the whole of the existing clause 23 and replacing it with a new clause 23 on the same terms as clause 23 of the constitution of Rinker Group Limited as at 31 March 2003.’

EXPLANATORY NOTES

ITEM 1—RECEIVE AND CONSIDER THE FINANCIAL AND OTHER REPORTS

This item is self-explanatory. It is intended to provide an opportunity for shareholders to raise questions on the reports themselves and on the performance of the company generally.

On 10 May 2006, the board unanimously recommended that shareholders vote in favour of Item 1.

ITEM 2—ADOPTION OF REMUNERATION REPORT

The board submits its Remuneration Report to shareholders for consideration and adoption by way of non-binding resolution.

The Remuneration Report is set out on pages 37-47 of the Rinker Concise Annual Report 2006. It is also available on Rinker’s internet site (www.rinker.com). The report:

• explains the board’s policies in relation to the nature and level of remuneration paid to directors, secretaries and senior managers within the Rinker group;

• discusses the link between the board’s policies and Rinker’s performance;

• provides a detailed summary of performance conditions, explaining why they were chosen and how performance is measured against them;

• identifies the companies that Rinker’s performance is measured against for the purpose of its long term incentive plan; and

• sets out remuneration details for each director and for each member of Rinker’s senior executive management team.

A reasonable opportunity will be provided to ask questions about or to make comments on the Remuneration Report at the meeting.

On 10 May 2006, the board unanimously recommended that shareholders vote in favour of Item 2.

ITEM 3—ELECTION OF DIRECTORS INFORMATION ABOUT DIRECTORS WHO HAVE NOMINATED FOR ELECTION

(a) Walter Revell BS

Independent, non-executive director.

Joined the Rinker board on 12 April 2003. Prior to the demerger from CSR Limited, Walter had been a director of Rinker Materials since 2000. He is a former secretary of transportation for the State of Florida and former chairman of the Florida Chamber of Commerce, the Florida 2020 Energy Commission and the Greater Miami Foreign Trade Zone. Walter is a director of The St. Joe Company, International Finance Bank, NCL Corporation Limited and Edd Helms Group, Inc. He is a member of the audit committee, the safety, health & environment committee and the nominations committee. Resides in Florida, USA.

Listed company directorships held during the past three financial years (each of the companies is listed on the New York Stock Exchange):

•	Calpine Corporation from September 2005 (current)

•	Edd Helms Group, Inc. from April 2002 (current)

•	The St. Joe Company from May 1994 (current).

If re-elected, Walter will continue as a director and be subject to retirement by rotation under Rinker’s constitution.

(b) Jack Thompson PhD (honorary) BS

Independent, non-executive director.

Was appointed to the Rinker board on 29 May 2006. Jack worked for Homestake Mining Company for 21 years, where he held positions including president (1994 to 1999), chief executive officer (1996 to 2001) and chairman (1998 to 2001). From December 2001 to April 2005 he was the vice chairman of Barrick Gold Corporation. Since February 2002, he has been an independent mining consultant. Jack is a director of the mining companies Phelps Dodge Corporation, Century Aluminum Company and Stillwater Mining Company and is also a director of Tidewater Inc., a company that provides services and equipment to offshore energy companies. In addition, he serves on the advisory board for Resource Capital Fund III, a mining investment fund and on the University of Arizona College of Engineering Industrial Advisory Committee. Jack resides in California, USA.

Listed company directorships held during the past three financial years (each of the companies is listed on the New York Stock Exchange):

• Barrick Gold Corporation (2001-2005)

• Century Aluminum Company from March 2005 (current)

• Phelps Dodge Corporation from January 2003 (current)

• Stillwater Mining Company from June 2003 (current)

• Tidewater Inc from March 2005 (current)

If elected, Jack will continue as a director and be subject to retirement by rotation under Rinker’s constitution.

The board (in the case of Mr Revell, in his absence, and prior to Mr Thompson’s appointment as a director) has recommended that shareholders vote in favour of the re-election of Walter Revell and the election of Jack Thompson.

ITEM 4—INCREASE MAXIMUM AGGREGATE REMUNERATION OF NON-EXECUTIVE DIRECTORS

The increase from A$1,250,000 to A$1,700,000 is being sought because:

(a)    the board wishes to provide future flexibility to increase the size of the board, when appropriate, for succession planning purposes; and

(b)    the board wishes to allow for some future increases in fees to maintain market competitiveness and to reflect increasing demands on non-executive directors.

Based on independent external advice, with effect from 1 April 2006, non-executive director fees were set at:

Base fees

•	chairman	A$375,000 (inclusive of committee fees)

•	deputy chairman	A$270,000 (inclusive of committee fees)

•	other directors	A$135,000

Committee fees

•	audit committee
	•	chairman	A$30,000 (not currently paid because position held by board deputy chairman)
	•	members	A$15,000

•	compensation & human resources committee
	•	chairman	A$24,000

	•	members	A$12,000

•	safety, health & environment committee

	•	chairman	A$24,000

	•	members	A$12,000

•	nominations committee—no fees payable.

Based on the current fees stated above and the current committee structure, immediately prior to the recent appointment of Mr Thompson, the aggregate remuneration being paid to non-executive directors was A$1,152,000 per year. The present maximum aggregate remuneration (“fee cap”) approved by shareholders is A$1,250,000 per year.

Following the appointment of Mr Thompson on 29 May, an increase in the fee cap will be necessary to maintain the current fees on an annual basis. The board is also concerned to ensure that it has the flexibility to allow it to appoint, at the appropriate time, one further non-executive director for succession planning purposes. Clearly the current fee cap will not provide that flexibility.

The proposed increase in the fee cap to A$1,700,000 would enable the board to maintain the current fee structure and to potentially appoint one further non-executive director at the appropriate time (and to allocate suitable additional committee duties). It would then leave a margin of slightly less than 5 per cent per year over the subsequent three years to accommodate future increases in fees to maintain market competitiveness and to reflect increasing demands on non-executive directors.

If the resolution is passed, shareholders will have approved an increase in the non-executive directors’ remuneration for the purposes of clause 58 of Rinker’s constitution and the ASX Listing Rules.

Because each non-executive director has an interest in this matter, the board does not believe it is appropriate to make a recommendation to shareholders in relation to voting on Item 4.

ITEM 5—APPROVAL OF A RETURN OF CAPITAL TO SHAREHOLDERS

1. Proposed return of capital

1.1 Rinker proposes to make a capital return to shareholders of A$0.50 per ordinary share (A$2.50 per ADR). This will amount to a total return to shareholders of approximately A$455 million.

1.2 The proposed return of capital to shareholders is to be effected by a reduction of capital. The rules relating to a reduction of capital are set out in Chapter 2J of the Corporations Act 2001. The reduction proposed relates only to ordinary shares; applies to each holder of ordinary shares in proportion to the number of ordinary shares they hold; and the terms of the reduction are the same for each holder of ordinary shares. Therefore, the reduction proposed is an equal reduction of capital as defined in section 256B(2) of the Corporations Act 2001 which requires the approval of shareholders by ordinary resolution.

1.3    The date for determining which shareholders will receive the return of capital is the Record Date (7.00pm on 25 July 2006 Sydney, Australia time), set in accordance with the Australian Stock Exchange (ASX) Listing Rules. However, Rinker’s shares will trade on ASX on an ‘ex return of capital’ basis from 19 July 2006. This means that the day of the meeting will be the last day on which Rinker shares can be purchased on-market on ASX and participate in the return of capital to shareholders, assuming the return of capital is approved by shareholders on that day.

1.4    If approved by shareholders, the return of capital will be paid, or cheques will be dispatched, on 17 August 2006.

2.      Funding of the proposed return of capital

The return of capital will be funded primarily by drawing down existing borrowing facilities.

3.      Reasons for the proposed return of capital

3.1    Rinker’s financial strategy is to provide sufficient financial capacity to pursue its goal of delivering value adding growth while seeking to maintain an efficient capital structure to minimise the overall cost of capital. Rinker believes an efficient capital structure for the group is consistent with a minimum interest cover target of around 6 times and a maximum net debt to net debt plus equity target of 40 per cent to 45 per cent. For the year ended 31 March 2006, Rinker’s interest cover was 77 times. As at 31 March 2006, Rinker’s net debt to net debt plus equity was 12 per cent.

3.2    The purpose of the return of capital is to distribute surplus capital and move Rinker toward its capital structure targets, thereby assisting in the efficient management of the group’s financial position. The board believes that this is consistent with Rinker’s goal of delivering maximum value to shareholders.

3.3    The amount of the return of capital was determined as the maximum amount the Australian Tax Office would consider as a 100 per cent return of capital.

4.      Alternatives considered

4.1    Rinker commenced an on market buyback for up to 10 per cent of issued capital on 27 May 2004. On 27 May 2005, a second on market buyback, for up to 10 per cent of issued capital, commenced.

4.2    There can be tension between both pursuing potential growth opportunities and conducting an on market share buyback—particularly given Rinker’s conservative approach to corporate governance—and it can take a considerable time to distribute a sizeable amount of capital through an on market buyback. Rinker believes that while an on market buyback can have an important role to play in the company’s capital management strategy, it is not an effective or appropriate alternative to a return of capital of this magnitude.

4.3    The Australian Tax Office indicated that A$0.50 per share was the maximum amount they would consider as a 100 per cent return of capital. As a result, on 11 May 2006 the board declared an unfranked special dividend of A$0.40 per ordinary share, totalling A$364 million (US$273 million), the record date for which was 9 June 2006.

5.      Effect of the proposed return of capital on Rinker

5.1    As at the date of this notice, Rinker has 910.1 million fully paid ordinary shares on issue. There are no other classes of shares other than ordinary shares, and there are no options or other convertible instruments issued by Rinker.

5.2    The return of capital will reduce Rinker’s issued share capital by approximately A$455 million, being A$0.50 per share (A$2.50 per ADR). The return of capital will not, however, reduce the number of shares on issue.

5.3    As referred to in paragraph 4.3 above, on 11 May 2006, the board declared an unfranked special dividend of A$0.40 per ordinary share, payable on 4 July 2006. Prior to considering the consequences of the proposed capital return, the consequences of the special dividend for the Rinker group’s financial position (regardless of whether shareholders approve the proposed capital return) are:

(a)    The pro-forma ratio of EBIT to net interest expense for the year ended 31 March 2006 would have been approximately 38 times, if the increased interest costs as a result of increased debt required to fund the special dividend had been taken into account from 1 April 2005. This compares with the reported ratio of 77 times for the year ended 31 March 2006.

(b)    The pro-forma ratio of net debt to net debt plus equity at 31 March 2006 would have been approximately 21 per cent, if the special dividend had been paid on 31 March 2006. This compares with the reported ratio of 12 per cent at that date.

(c)    Rinker’s retained earnings will be reduced by approximately US$273 million, being the US$ equivalent of the amount of the special dividend (translated at the A$/US$ exchange rate of A$1 = US$0.75); and

(d)    Rinker’s interest expense after tax will increase by approximately US$10 million per year on a full year basis. Earnings per share and return on equity will be reduced for the financial year ending 31 March 2007 and for later years by an amount reflecting additional interest expense.

5.4    After taking into consideration the consequences of the special dividend (as set out in paragraph 5.3), if approved by shareholders, the consequences of the return of capital for the Rinker group’s financial position would be:

(a)    The pro-forma ratio of EBIT to net interest expense for the year ended 31 March 2006 would have been approximately 24 times, if the increased interest costs as a result of increased debt required to fund the return of capital had been taken into account from 1 April 2005. This compares with the ratio in paragraph 5.3(a) of 38 times for the year ended 31 March 2006 after the impact of the special dividend.

(b)    The pro-forma ratio of net debt to net debt plus equity at 31 March 2006 would have been approximately 32 per cent, if the return of capital had taken place on 31 March 2006. This compares with the ratio in 5.3(b) of 21 per cent at that date after the impact of the special dividend.

(c)    Rinker’s share capital would be reduced by approximately US$341 million, being the US$ equivalent of the total amount of capital returned (translated at the A$/US$ exchange rate of A$1 = US$0.75); and

(d)    Rinker’s interest expense after tax would further increase by approximately US$12 million per year on a full year basis. Earnings per share and return on equity would be reduced for the financial year ending 31 March 2007 and for later years by an amount reflecting additional interest expense.

5.5    The board believes the return of capital will not adversely affect Rinker’s existing businesses, nor, given the strength of Rinker’s financial position and the performance of the Rinker group’s businesses, its ability to pursue its growth strategy or pay dividends to shareholders.

5.6    The return of capital will have no income tax consequences for Rinker.

6.      What approvals are required?

6.1    Under section 256B(1) of the Corporations Act 2001, a company can only reduce its share capital where the reduction:

(a)    is fair and reasonable to the company’s shareholders as a whole (see section 7 below);

(b)    does not materially prejudice the company’s ability to pay its creditors (see section 8 below); and

(c)    is approved by shareholders under section 256C.

6.2    The resolution proposed at the general meeting seeks the approval of shareholders as required under section 256C.

7.      Is the proposed return of capital fair and reasonable to shareholders?

7.1    The board considers that the proposed return of capital is fair and reasonable to shareholders as a whole, as it applies to all shareholders equally having regard to the number of shares held by each of them on the Record Date.

8.      Is there any material prejudice to creditors?

8.1    The board has reviewed Rinker’s assets and liabilities, including contingent liabilities, and believes that the proposed return of capital will not materially prejudice Rinker’s ability to pay its creditors, based on:

(a)    Rinker’s financial position prior to, and pro-forma financial position after, the return of capital;

(b)    The strength of the Rinker group’s businesses and market positions, the outlook for, and the earnings and cash flows generated by, those businesses; and

(c)    Rinker’s continued access to funding arrangements and financial markets.

9.      Tax implications of the proposed return of capital

9.1    A class ruling has been issued by the Australian Taxation Office (ATO) for Rinker shareholders holding Rinker shares on capital account confirming that as far as Australian taxation is concerned:

(a)    No part of the return of capital will be a dividend or a deemed dividend and therefore it will not be included in shareholders’ assessable income;

(b)    For Australian resident shareholders that acquired Rinker shares after 19 September 1985, the cost base of each Rinker share will be reduced by the amount of the return of capital fo the purpose of calculating any capital gains or losses on the ultimate disposal of those shares; and

(c)    For non-resident shareholders, the return of capital will generally not result in any Australian capital gains tax liability provided they and their associates have not, in the five years preceding the return of capital, beneficially owned at least 10 per cent by value, of the shares in Rinker.

9.2    The class ruling from the ATO is available on Rinker’s internet site (at www.rinker.com).

9.3    Generally, for shareholders in the US (including ADR holders), the return of capital will be treated as a dividend and therefore is expected to be taxable under US tax law at a reduced rate of 15 per cent.

9.4    Shareholders should obtain specific taxation advice on the treatment of the return of capital, taking into account their particular circumstances.

10.   Impact on employee share plans

10.1  Rinker operates four employee share plans in Australia: the Performance Share Plan (PSP), Cash Award Share Plan (CASP), Employee Share Acquisition Plan (ESAP) and Universal Share Plan (USP).

10.2  Rinker operates one employee share plan in the US—the PSP. Additionally, Rinker operates two primary Retirement Plans that incorporate Rinker ADRs as an investment option; the Rinker Materials 401(k) Plan and the Rinker Materials Benefit Restoration and Voluntary Deferral Plan.

10.3  The total number of shares held under all share and retirement plans as at 31 May 2006 was 11.7 million, representing 1.3 per cent of Rinker’s total shares outstanding of 910.1 million at that date.

10.4  PSP and CASP are long term incentive plans with shares granted under the plans being subject to a performance hurdle tested three years after grant. (New grants of shares are no longer made under CASP.) To the extent that shares do not meet the performance hurdle, participants will forfeit the shares. All shares presently held under PSP and CASP remain subject to performance hurdles. These shares are eligible to participate in the return of capital and the participants in PSP and CASP will, if the return of capital is approved, become and remain entitled to the proceeds of the return of capital whether or not the performance hurdle is ultimately satisfied. A total of 6.7 million shares were held under PSP and CASP as at 31 May 2006.

10.5  ESAP is a plan under which employees and directors are allowed to forgo cash entitlements and receive instead Rinker shares. Shares granted under ESAP are held on a fully vested basis (but remain subject to forfeiture in the event of certain types of misconduct). These shares are eligible to participate in the return of capital and the participants in ESAP will, if the return of capital is approved, become entitled to the proceeds of the return of capital. A total of 0.6 million shares were held under ESAP as at 31 May 2006.

10.6  USP is a plan that offers eligible employees the opportunity to accumulate a shareholding in Rinker by purchasing shares (limited to a maximum value of A$1,000 per year) from aftertax salary and receiving an equivalent number of Rinker shares at no additional cost. Shares under the USP cannot be sold until three years after they are acquired or until employment with the Rinker group ends, whichever is earlier. Shares held under USP are eligible to participate in the return of capital. A total of 1.2 million shares were held under USP as at 31 May 2006.

10.7  Participants, including Australian directors, in Rinker’s Australian share plans are not expected to be subject to tax on receipt of the return of capital. However, where employees participating in the USP have elected to be taxed on their shares in the year they were acquired, the return of capital should reduce the cost base of those shares.

10.8  The Rinker Materials 401(k) is a plan that offers eligible US employees the opportunity to tax defer compensation and receive company matching and profit sharing contributions. Participants may choose among various investment options for their deferrals and company contributions. One of those investment options is Rinker ADRs. All amounts in participants’ 401(k) accounts are subject to tax at ordinary income tax rates upon distribution from the plan. Rinker ADRs in these accounts are eligible to participate in the return of capital and the participants will, if the return of capital is approved, become entitled to the proceeds of the return of capital. A total of 0.4 million ADRs (2.0 million shares) were held under this plan as at 31 May 2006.

10.9  The Rinker Materials Benefit Restoration and Voluntary Deferral Plan is open to eligible US participants including US based directors. Participants have the opportunity to tax defer compensation and receive company matching and profit sharing contributions that would be otherwise limited by the Rinker Materials 401(k) Plan. Participants may choose among various investment options for their deferrals and company contributions. One of those investment options is Rinker ADRs. All amounts in participants’ Deferral Plan accounts are subject to tax at ordinary income tax rates upon distribution from the plan. Rinker ADRs in these accounts are eligible to participate in the return of capital and the participants will, if the return of capital is approved, become entitled to the proceeds of the return of capital. A total of 0.24 million ADRs (1.2 million shares) were held under this plan as at 31 May 2006.

11.   Lodgement

11.1  In accordance with section 256C(5) of the Corporations Act 2001, copies of this notice have been lodged with the Australian Securities and Investments Commission.

12.   Timetable for the proposed return of capital and method of payment

12.1  Subject to shareholder approval, the return of capital will take effect as follows:

Event	Time & Date
Annual general meeting	18 July 2006
Rinker shares trade on ASX on an ‘ex return of capital basis’	19 July 2006
Record date for determining entitlements to participate in the return of capital	7.00pm on 25 July 2006 (Sydney time)
Dispatch date for payment of capital return	17 August 2006

12.2  The payment methods selected by shareholders for the payment of dividends will also apply to the return of capital. Shareholders, who have not already done so, can arrange to have such payments made directly into a bank, building society or credit union account within Australia by contacting Computershare Investor Services by telephoning 1800 030 202 from within Australia and +613 9415 4086 from outside Australia.

13.   Are there any reasons to vote against the proposed return of capital?

13.1  The board believes that the return of capital is in Rinker’s best interests.

13.2  You may wish to vote against the resolution if you believe that Rinker should retain its surplus capital or use the funds in a different way, even though the board does not believe the funds could be used in a way that is more beneficial to shareholders than the return of capital.

14.   Directors’ interests

14.1  As at 31 May 2006, the following directors have an interest in the proposed return of capital as shareholders of Rinker and participants in employee share plans:

		Interests in Shares under
	Ordinary shares	CASP/PSP	ESAP	US Deferral Plan	Total
John Arthur	17,663	—	25,383	—	43,046
David Clarke	261,499	1,393,000	—	249,020	1,903,519
Marshall Criser	48,500	—	—	4,357	52,857
John Ingram	15,000	—	3,797	—	18,797
John Morschel	39,640	—	25,928	—	65,568
Walter Revell	20,000	—	—	—	20,000
Jack Thompson	6,000	—	—	—	6,000

15.	Board recommendation

15.1	On 10 May 2006 the board unanimously recommended that shareholders vote in favour of the resolution to approve the return of capital.

16.	Other material information

16.1

There is no other information material to the making of a decision by shareholders as to how to vote on the proposed return of capital (being information that is known to directors of the company which has not previously been disclosed to shareholders) other than as set out in this notice of meeting.

ITEM 6 — RENEWAL OF PROPORTIONAL TAKEOVER PROVISIONS FOR A FURTHER THREE YEARS

1.	Introduction

1.1

The company’s constitution currently contains provisions dealing with proportional takeover bids for Rinker shares in accordance with the Corporations Act 2001. The provisions are designed to assist shareholders to receive proper value for their shares if a proportional takeover bid is made for the company.

1.2

Under the Corporations Act 2001, the provisions must be renewed every three years or they cease to have effect. If renewed, the proposed proportional takeover provisions will be in exactly the same terms as the previous provisions.

1.3	The Corporations Act 2001 requires that the following information be provided to shareholders when they are considering the inclusion of proportional takeover provisions in a constitution.

2.	Effect

2.1

If a proportional takeover bid is made, the board must hold a meeting of the shareholders of the class of shares being bid for to consider approving the bid. A resolution approving the bid must be voted on before the 14th day before the end of the bid period. The resolution will be passed if more than 50 per cent of votes are cast in favour of the approval. (The bidder and its associates are not allowed to vote on the resolution.) If no such resolution is voted on by that deadline, a resolution approving the bid is taken to have been passed.

2.2

If a resolution to approve the bid is rejected, binding acceptances are required to be rescinded, and all unaccepted offers and offers failing to result in binding contracts are taken to have been withdrawn.

2.3

If the bid is approved or taken to have been approved, the transfers resulting from the bid may be registered provided they comply with other provisions of the Corporations Act 2001 and the company’s constitution.

2.4	The proportional takeover provisions do not apply to full takeover offers.

3.	Reasons

3.1

Without the proportional takeover approval provisions, a proportional takeover bid may enable control of the company to pass without shareholders having the opportunity to sell all their shares to the bidder. Shareholders may be exposed to the risk of being left as a minority in the company and of the bidder being able to acquire control of the company without payment of an adequate control premium for their shares.

3.2	The proposed proportional takeover provisions lessen this risk because they allow shareholders to decide whether a proportional takeover bid is acceptable and should be permitted to proceed.

4.	No knowledge of any acquisition proposals

4.1	At the date of this notice, no director of the company is aware of any proposal by any person to acquire, or to increase the extent of, a substantial interest in the company.

5.	Review of proportional takeover approval provisions

5.1

The Corporations Act 2001 requires that shareholders be given a statement which retrospectively examines the advantages and disadvantages, for directors and shareholders, of the proportional takeover approval provisions proposed to be renewed. Such a statement follows.

5.2

While proportional takeover approval provisions have been in effect there have been no takeover bids for the company, either proportional or otherwise. So, there are no actual examples against which to review the advantages or disadvantages of the original proportional takeover provisions (i.e. clause 23) for the directors and shareholders of the company. The board is not aware of any potential takeover bid that was discouraged by clause 23. It follows that the board is not aware of any advantages or disadvantages of the proportional takeover provisions in the past.

6.	Potential advantages and disadvantages

6.1

As well as a retrospective look at the provisions proposed to be renewed, the Corporations Act 2001 requires that shareholders be given a statement of the potential future advantages and disadvantages of the provisions.

6.2

Rinker’s directors consider that the proposed renewal of the proportional takeover approval provisions has no potential advantages or potential disadvantages for directors because they remain free to make a recommendation on whether a proportional takeover bid should be approved.

6.3	The potential advantages of the proposed proportional takeover provisions for shareholders are:

(a) they give shareholders their say in determining by majority vote whether a proportional takeover bid should proceed;

(b) they may assist shareholders in not being locked in as a relatively powerless minority;

(c) they increase shareholders’ bargaining power and may assist in ensuring that any proportional bid is adequately priced; and

(d) knowing the view of the majority of shareholders assists each individual shareholder in assessing the likely outcome of the proportional takeover bid and whether to approve or reject that offer.

6.4	Some potential disadvantages to shareholders of the company are:

	(a)	it is a hurdle and may discourage the making of proportional takeover bids in respect of the company;

	(b)	this hurdle may depress the share price or deny shareholders an opportunity to sell their shares at a premium; and

	(c)	it may reduce the likelihood of a proportional takeover being successful.

However, Rinker’s board does not perceive those or any other possible disadvantages as justification for not renewing the proportional takeover approval provisions for a further three years.

On 10 May 2006, the board unanimously recommended that shareholders vote in favour of the resolution to renew the proportional takeover provisions.

/s/ PETER ABRAHAM

Peter Abraham
General Counsel and Company Secretary

12 June 2006

DETERMINATION OF ENTITLEMENT TO ATTEND AND VOTE

For the purposes of the meeting, shares will be taken to be held by the persons who are registered as shareholders as at 10.00 am Sydney time on 16 July 2006.

PROXIES

If you are a shareholder entitled to attend and vote, you are entitled to appoint one or two proxies. Where two proxies are appointed, you may specify the number or proportion of votes that each may exercise, failing which each may exercise half of the votes. A proxy need not be a shareholder of Rinker.

If you want to appoint one proxy, please use the form provided. If you want to appoint two proxies, please follow the instructions in point four on the reverse side of the proxy form.

Rinker’s constitution provides that, on a show of hands, every person present and qualified to vote shall have one vote. If you appoint one proxy, that proxy may vote on a show of hands, but if you appoint two proxies, neither proxy may vote on a show of hands. If you appoint a proxy who is also a shareholder or is also a proxy for another shareholder, your directions may not be effective on a show of hands. But your directions will be effective if a poll is required and your proxy votes.

To be effective, the proxy form must be received by Computershare Investor Services, at the address on the enclosed reply envelope or by facsimile at the number below, or by Rinker at our registered office, Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW, not later than 10:00am Sydney time on 16 July 2006.

ADMISSION TO MEETING

Shareholders who will be attending the meeting, and who will not be appointing a proxy, are asked to bring the proxy form to the meeting to help speed admission.

Shareholders who do not plan to attend the meeting are encouraged to complete and return the proxy form for each of their holdings of Rinker shares.

A replacement proxy form may be obtained from Rinker’s external share registrar:

Computershare Investor Services
Telephone	1800 030 202
International	+ 61 (3) 9415 4086
Facsimile	(03) 9473 2118
International	+ 61 (3) 9473 2118
E-mail: web.queries@computershare.com.au

SCRUTINEER

Rinker’s external auditor, Deloitte Touche Tohmatsu, will act as scrutineer for any polls that may be required at the meeting.

QUESTIONS AND COMMENTS BY SHAREHOLDERS AT THE MEETING

In accordance with the Corporations Act 2001, a reasonable opportunity will be given to shareholders — as a whole — to ask questions about or to make comments on Rinker’s management or its Remuneration Report at the meeting.

Similarly, a reasonable opportunity will be given to shareholders — as a whole — to ask Rinker’s external auditor, Deloitte Touche Tohmatsu (Deloitte), questions relevant to:

	(a)	the conduct of the audit;

	(b)	the preparation and content of the auditor’s report;

	(c)	the accounting policies adopted by Rinker in relation to the preparation of its financial statements; and

	(d)	the independence of the auditor in relation to the conduct of the audit.

Shareholders may also submit a written question to Deloitte if the question is relevant to the content of Deloitte’s audit report or the conduct of its audit of Rinker’s financial report for the year ended 31 March 2006.

Relevant written question for Deloitte must be received no later than 5:00pm (Sydney time) on Tuesday 11 July 2006. A list of those relevant written questions will be made available to shareholders attending the AGM. Deloitte will either answer the questions at the AGM or table written answers to them at the AGM. If written answers are tabled at the AGM, they will be made available to shareholders as soon as practicable after the AGM.

Please send any written questions for Deloitte:

•	to the address on the enclosed reply envelope; or

•	by facsimile to +61 (2) 9412 6611; or

•	to Rinker at our registered office Level 8, Tower B 799 Pacific Highway, Chatswood, NSW; or

•	by email to: investorrelations@rinker.com.au

by no later than 5:00pm Sydney time on 11 July 2006.

Proxy Form
Rinker Group Limited	All correspondence to:
ABN 53 003 433 118	Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 2001 Australia
Mark this box with an ‘X’ if you have made any changes to your address details (see reverse)	Enquiries (within Australia) 1800 030 202
(outside Australia) 61 3 9415 4086
www.computershare.com

Appointment of Proxy

I/We being a member/s of Rinker Group Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an ‘X’)	OR

If you are not appointing the Chairman of the Meeting as your proxy please write here full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Rinker Group Limited to be held at The Westin Hotel, No 1 Martin Place, Sydney NSW on Tuesday 18 July 2006 at 10:00 am and at any adjournment of that meeting.

IMPORTANT: FOR ITEM 4 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 4 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 4.

Voting directions to your proxy — please mark X to indicate your directions

ORDINARY BUSINESS		For	Against	Abstain*		SPECIAL BUSINESS	For	Against	Abstain*
1.	To receive and consider the financial and other reports				4.	To increase the maximum aggregate remuneration of non-executive directors
2.	To adopt the remuneration report				5.	To approve a return of capital to shareholders
3a.	To re-elect Mr Walter Revell as a director				6.	To amend the constitution to renew the proportional
3b.	To elect Mr Jack Thompson as a director					takeover provisions for a further three years

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE       This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Individual/Sole Director and Sole Company	Director	Director/Company Secretary
Secretary

/ /
Contact Name	Contact DaytimeTelephone	Date

How to complete the Proxy Form

1                                         Your Address
This is your address as it appears on the company’s share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an ‘x’) should advise your broker of any changes. Please note, you cannot change ownership of your securities using this form.

2.                                      Appointment of a Proxy
If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3.                                      Votes on Items of Business
You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. If your proxy attends the meeting and votes, all your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item may be invalid.

4.                                      Appointment of a Second Proxy
You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company’s share registry or you may copy this form.

To appoint a second proxy you must:

(a)                                  on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b)                                 return both forms together in the same envelope.

5.                                      Signing Instructions
You must sign this form as follows in the spaces provided:

Individual:                                                                                       where the holding is in one name, the holder must sign.

Joint Holding:                                                                     where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney:                                          to sign under Power of Attorney, you must have already lodged the Power of Attorney with the registry. If you have not previously lodged the Power of Attorney for notation, please attach a certified photocopy to this form when you return it.

Companies:                                                                                  where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. if the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained from the company’s share registry.

Lodgement of a Proxy
This Proxy Form (and any Power of Attorney under which it is signed) must be received at the address below no later than 48 hours before the commencement of the meeting at 10:00 am on Tuesday 18 July 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply envelope or:

— by posting delivery or facsimile to Rinker Group Limited share registry at:

Rinker Group Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242, Melbourne Victoria 8060
Delivery:  Level 2, 60 Carrington Street, Sydney
Facsimile 61 3 9473 2118